Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 31, 2017

Re:	Planet Alpha Corp.

Offering Statement on Form 1-A

Filed October 16, 2017

File No. 024-10754

Dear Ms. Ransom:

Thank you for your comments of October 25, 2017 regarding the Offering Statement of Planet Alpha Corp. (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Circular

General

1. You state on the cover page that the offering is being conducted “without any minimum target,” yet the escrow agreement filed as an exhibit provides for a minimum offering amount of $50,000. If there is a minimum offering amount of $50,000, please revise your disclosure throughout the offering circular to address this discrepancy and clearly and consistently convey the nature of your offering, including any arrangement to place the funds in escrow and return such funds to investors if you do not meet the minimum offering threshold.

The minimum offering amount included in the Escrow Services Agreement was included by error. That minimum has been removed.

Use of Proceeds, page 22

2. We reviewed the revisions you made in response to comment 7 and note your disclosure that the line item captioned “Technology Transfer: Field unit 1” includes the initial and milestone payments to PEM under the license agreement discussed on page 52. Please revise your disclosure to clarify whether the second milestone payment, based on acres under management, is included as a use of proceeds, and if not, please disclose why. In this regard, it appears to us that you may have only considered the initial payment and the first of two milestone payments in allocating the use of proceeds.

The disclosure on page 22 has been revised to clarify that the second milestone payments will be made out of the cash received from revenues to the company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 56

3. We have reviewed your response to comment 11 and the related revisions to your disclosure. We do not believe re-characterizing the information provided as an illustration changes the substance of the disclosure, as you appear to still be providing an assessment of future performance. Given your lack of operating history, absence of finalized land agreements, lack of history making sales of carbon offset credits, inexperience determining the amount of carbon dioxide that will be sequestered per hectare per year, and undemonstrated ability to sell 100% of all carbon products generated, it does not appear there is a reasonable basis for your assessment of future performance over a 10-year period. In this regard, assumptions underlying the disclosures should be reasonably supportable. We believe the absence of a reasonable basis would preclude you from presenting an assessment of future performance in this manner in the filing.

Additionally, it is inappropriate to present a favorable projection of revenue without a corresponding measure of income and corresponding projected costs. As such, please either remove the forward looking revenue disclosures or provide detailed support for your basis for including an assessment of future performance as well as how you intend to revise the disclosures to address the foregoing concerns.

The revenue illustration disclosure has been removed.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Planet Alpha Corp. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Bruno D.V Marino